Exhibit 99.1

Fusion Fuel Highlights Jaguar Uranium’s Surface Uranium-Copper-Vanadium Findings at Huemul Project; Planned Royal Uranium Acquisition Expected to Provide 1.0% NSR Royalty Exposure

Huemul Project is centered on Argentina’s first producing uranium mine; Jaguar reports visible surface mineralization, a potential 4-kilometer copper trend, first-ever sampling of historic mine dumps, and 200 rock samples submitted for assay

Dublin, Ireland, June 4, 2026 (GLOBE NEWSWIRE) - Fusion Fuel Green PLC (NASDAQ: HTOO) (“Fusion Fuel” or the “Company”), a leading provider of full-service energy engineering, advisory, and utility solutions, today highlighted exploration progress reported by Jaguar Uranium Corp. (“Jaguar”) at the Huemul Uranium-Copper-Vanadium Project (the “Huemuel Project”) in Mendoza Province, Argentina, a project in which Royal Uranium Inc. (“Royal Uranium”) is believed to hold a 1.0% net smelter return (“NSR”) royalty interest. Fusion Fuel’s previously announced planned acquisition of a controlling interest in Royal Uranium is expected to provide the Company with royalty exposure to the Huemul Project, a 27,350-hectare district-scale project centered on Argentina’s first producing uranium mine.

According to a press release issued by Jaguar on June 2, 2026, its recent field campaign at the Huemul Project observed visible uranium-copper-vanadium mineralization at surface, identified a potential 4-kilometer copper trend, and indicated that uranium, copper, and vanadium mineralization appear, based on visual inspection and historical data, to be contained in historic mine dumps that were assessed for the first time. Jaguar also reported that 200 rock samples have been collected and submitted for laboratory analysis, with assay results pending.

Key developments reported by Jaguar include:

●	Visible uranium-copper-vanadium mineralization observed at surface, with assay results pending;
●	200 rock samples collected and submitted for laboratory analysis across prospective targets;
●	A potential 4-kilometer copper trend identified at the Uryco zone;
●	Historic mine dumps sampled for the first time, representing a previously untested area for further evaluation;
●	Historical records indicating average head grades of approximately 0.21% uranium, 2.0% copper, and 0.11% vanadium, subject to Jaguar’s caution that these historical results have not been independently verified; and
●	Project location within a district anchored by Argentina’s first producing uranium mine, which operated from 1955 to 1975.

Through Fusion Fuel’s previously announced planned acquisition of a controlling interest in Royal Uranium, the Company expects to gain capital-efficient royalty exposure to potential future production from the Huemul Project. Under the NSR royalty structure, following completion of the planned Royal Uranium transaction, Fusion Fuel would be positioned to receive a percentage of revenue from any future mineral production at the Huemul Project, net of certain deductions, without bearing direct exploration, development, or operating costs at the project.

Jaguar also noted that the Huemul Project is supported by a broader critical minerals policy backdrop, including the U.S.-Argentina Critical Minerals Framework and Jaguar’s 2026 collaboration agreement with the Province of Mendoza.

“We believe Jaguar’s latest field observations reinforce why the Huemul Project is a strategically important royalty asset within Royal Uranium’s portfolio,” said Frederico Figueira de Chaves, Chief Executive Officer of Fusion Fuel. “The Huemul Project combines a former producing uranium mine, historical uranium-copper-vanadium grades, a large district-scale land package, and now a 200-sample field program with assays pending. While these observations remain early-stage and subject to laboratory verification, they highlight the type of capital-efficient, critical-minerals exposure we expect to gain through our planned acquisition of a controlling interest in Royal Uranium.”

Jaguar cautioned that visual observations are qualitative in nature, that assay results remain pending, and that historical results, including historical head grades, have not been independently verified by Jaguar and should not be treated as current mineral resources or mineral reserves. Jaguar further stated that no conclusions can be drawn regarding grade, continuity, or economic potential pending receipt of assay results and further analysis. The Company portion of the press release

Fusion Fuel previously announced that it entered into a Share Exchange Agreement, dated February 18, 2026, to acquire a controlling interest in Royal Uranium as part of its strategy to establish a diversified energy commodity royalty platform with exposure to critical energy resources, including uranium and natural gas. A further description of the terms and conditions of the proposed transaction has been disclosed in a Form 6-K/A furnished with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2026.

About Royal Uranium Inc.

Royal Uranium is a private energy royalty entity holding a portfolio of tier one high-quality uranium and natural gas royalties across premier mining jurisdictions in the Americas, operated by experienced industry partners. The portfolio is designed to provide long-duration exposure to commodity price upside while minimizing operating risk through the royalty model. For more information, please visit www.royaluranium.com.

About Fusion Fuel Green PLC

Fusion Fuel Green PLC (NASDAQ: HTOO) offers a comprehensive suite of energy supply, distribution, and engineering and advisory solutions through its Al Shola Al Modea Gas Distribution LLC (“Al Shola Gas”), Bright Hydrogen Solutions Limited (“BrightHy Solutions”), and Biosteam Energy (Proprietary) Limited (“BioSteam Energy”) businesses. Al Shola Gas provides full-service industrial gas solutions, including the design, supply, and maintenance of liquefied petroleum gas (LPG) systems, as well as the transport and distribution of LPG to a broad range of customers across commercial, industrial, and residential sectors. BrightHy Solutions, the Company’s hydrogen solutions platform, delivers innovative engineering and advisory services enabling decarbonization across hard-to-abate industries. BioSteam Energy provides biomass-powered industrial steam solutions to clients.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding the scope, timing and results of Jaguar’s planned exploration activities at the Huemul Project, including the pending assay results from the 200-sample rock sampling program; interpretation and significance of visual field observations and their consistency with historical records; the potential extent, continuity, and economic significance of observed mineralization, including the potential 4-kilometer copper trend at the Uryco zone area of the Huemul Project; the continuing relevance of the historical significance and the exploration potential of the Huemul Project and surrounding district; the anticipated phases and objectives of Jaguar’s exploration plans; the Company’s expected completion of the planned acquisition of a controlling interest in Royal Uranium pursuant to the Share Exchange Agreement and the expected benefits thereof, including the Company’s expectation to gain capital-efficient royalty exposure to potential future production at the Huemul Project; the Company’s expectation to receive a percentage of revenue from any future mineral production at the Huemul Project under the NSR royalty structure, net of certain deductions, without bearing direct exploration, development, or operating costs; statements regarding the supportive policy backdrop for the Huemul Project, including the U.S.-Argentina Critical Minerals Framework and Jaguar’s 2026 collaboration agreement with the Province of Mendoza; statements regarding the strategic importance of the Huemul Project as a royalty asset within Royal Uranium’s portfolio; and the Company’s strategy to establish a diversified energy commodity royalty platform with exposure to critical energy resources. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the risk that assay results from Jaguar’s 200-sample rock sampling program may not confirm preliminary visual field observations or may indicate grades, continuity, or mineralization characteristics materially different from those suggested by historical records; the preliminary and qualitative nature of visual field observations, which do not establish the presence of mineralization of economic grade or continuity; the risk that mineralization observed at surface may not be continuous, may not extend to depth, or may not be of sufficient grade or tonnage to support economic extraction; the availability, accuracy, and completeness of historical data, including historical head grades, which have not been independently verified by Jaguar and should not be treated as current mineral resources or mineral reserves; the outcome of environmental and regulatory review processes; the availability of qualified personnel, contractors and equipment; access to exploration sites; political, legal and regulatory conditions in Argentina and the United States; market conditions and commodity prices, including volatility in uranium and natural gas commodity prices, which directly affect the potential value of NSR and other royalty interests; the availability of financing on acceptable terms; other risks described under “Risk Factors” in Jaguar’s Registration Statement on Form S-1 (File No. 333-292006), as amended, and in subsequent filings with the SEC; the ability of the parties to the Share Exchange Agreement to complete the transaction, the Company’s ability to integrate Royal Uranium’s assets into its business, the ability of the parties to obtain any required consents and approvals in connection with the transaction, including the approval of the Company’s shareholders, and to meet all other closing conditions; the realization of revenues from the assets of Royal Uranium, including its royalties, which may depend on, among other things, the commercial development of uranium, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, regulatory approval, and market demand for uranium; volatility in uranium commodity prices, which directly affect the potential value of NSR and other royalty interests; the risk that operators of royalty-bearing properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles; the possibility that exploration activities, including those authorized under recently obtained permits, may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves; the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where the royalty assets are located, including Argentina, may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes; the risk that royalty agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025, and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

This press release references certain statements, observations, and data reported by Jaguar in its press release dated June 2, 2026. All such statements, observations, and data are solely those of Jaguar and are not made by, adopted by, or attributable to the Company in any manner. The Company has not independently verified any of the information reported by Jaguar and makes no representation or warranty, express or implied, as to the accuracy, completeness, or reliability of such information. Investors should not rely on any statement made by Jaguar as having been made or endorsed by the Company.

Investor Relations Contact

ir@fusion-fuel.eu

www.fusion-fuel.eu